EXHIBIT 99.1

Silver Elephant Drills 2 meters of 299g/t Silver, 1.5km north of Tajo

Vein System at Pulacayo Project in Bolivia

Vancouver, British Columbia, March 29, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces regional exploration drilling results from its 100%-controlled Pulacayo silver project in the Potosi department of Bolivia.

A total of 9 holes were drilled, totaling 3,251 meters to test several induced polarization (“IP”) geophysical targets within a 3km radius from the San Leon tunnel entrance accessing the east-west trending Tajo Vein System (“TVS”) that comprises the Pulacayo deposit. The TVS is where all of the historic Pulacayo silver production took place from the early 1800’s until 1952.

This modest drill program covering an area of 3.5km by 2km is the largest regional drill campaign outside of the Pulacayo and Paca deposits (Paca is 7km north of Pulacayo).

3 of the 9 holes encountered multiple intersections of mineralization, including 2 meters grading 299g/t silver, 0.75% lead and 0.44% zinc at PUD292 (Pacamayo target). PUD291 and PUD292 prematurely ended in mineralization at depths of 717meters and 562 meters respectively due to drill rig capability, while PUD 293 was abandoned due to poor ground conditions.

The results demonstrate that silver and base metals have been deposited in areas distant to the main TVS, providing encouraging signs of possibly existing, yet-to-be-discovered, parallel or conjugate vein systems to TVS, which was formed in a large hydrothermal system given its depth extends to 1,000 meters or more from surface.

Also notable are the similarly strong IP signatures exhibited at the TVS versus the drilled targets. The TVS (i.e. Pulacayo deposit) features increasing grades and thickness with depth that may be related to lithological contrasts with changing structural behaviour where these contrasts occur. This combination may have led to dramatic changes in the pressure-temperature conditions that induce precipitation of favorable metals. The Company plans to further rehabilitate the San Leon tunnel and adits to provide a platform for future underground drilling to reach deeper targets beneath the pyrite caps while conserving drill meterage.

The Company will examine the drill assays and core to reconstruct the geological model for the district where no information other than surface mapping was previously available. Incorporating these results with isopach and isochore modeling, geological mapping, geochemistry and geophysics will enhance the Company’s understanding in order to refine and inform the next round of exploration drill targets towards the end of 2022.

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The results are summarized in the following table:

Hole ID	Target	From	To	Width (m)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
PUD 291	El Abra	391.0	393.0	2.0	6	0.14	0.36	24
PUD 291		426.0	428.0	2.0	7	0.39	0.81	51
PUD 291		628.0	636.0	8.0	2	0.08	0.27	16
PUD 291		693.0	699.0	6.0	4	0.22	0.50	31
PUD 291		711.0	717.5	6.5	10	0.29	0.56	41
PUD-292	Pacamayo	38.0	52.0	14.0	6	0.13	0.23	19
PUD-292		86.0	98.0	12.0	2	0.06	0.27	14
PUD-292		151.0	173.0	22.0	2	0.06	0.21	11
PUD-292		175.0	212.0	37.0	2	0.06	0.24	13
PUD-292		291.0	303.0	12.0	6	0.05	0.14	12
PUD-292		356.0	364.0	8.0	3	0.13	0.39	23
PUD-292		486.0	520.0	34.0	22	0.26	0.22	37
Incl…		495.0	497.0	2.0	299	0.75	0.44	310
PUD-292		526.0	537.0	11.0	2	0.09	0.50	25
PUD-292		541.0	562.0	21.0	4	0.11	0.53	28
PUD 293	Pero	114.0	123.0	9.0	12	0.17	0.42	33
PUD 293		165.0	171.0	6.0	18	0.09	0.06	22

Note: Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length. Please see note on AgEq calculation in preceding paragraphs. Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Summaries of each hole and their target rationale are provided in the discussion below. Silver equivalents are noted where “AgEq”=Silver Equivalent (Recovered) and is equal to (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)).

The Pulacayo project consists of the Pulacayo and Paca deposits which received over 94,000 meters of drilling since the late 1990’s with a combined indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an Inferred Mineral Resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead (prepared by Mercator Geological Services Ltd, details provided in the Company’s news release dated October 13, 2020.)

The Pulacayo deposit mineral resource estimate is provided in the following tables.

Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit MRE – Effective Date October 13, 2020

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,090,000	125			4.4
		Inferred	25,000	60			0.0
30 *AgEq g/t	Sulfide In-Pit	Indicated	24,600,000	76	1.63	0.70	60.1	884.0	379.6	123.4	156
		Inferred	745,000	82	1.79	0.61	2.0	29.4	10.0	3.9	164
100 *AgEq g/t	Sulfide Out-of-Pit	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
		Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
Total:		Indicated	26,350,000				70.2	903.7	386.0	133.4
		Inferred	1,670,000				7.2	71.8	18.4	11.4

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Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
30 AgEq g/t	Indicated	24,600,000	76	1.63	0.7	60.1	884	379.6	123.4	156
	Inferred	745,000	82	1.79	0.61	2	29.4	10	3.9	164
45 AgEq g/t	Indicated	23,715,000	78	1.67	0.72	59.5	873.1	376.4	122	160
	Inferred	735,000	83	1.81	0.61	2	29.3	9.9	3.9	166
90 AgEq g/t	Indicated	13,700,000	121	2.17	0.99	53.3	655.4	299	100	227
	Inferred	290,000	154	3.62	0.97	1.4	23.1	6.2	2.9	312
200 AgEq g/t	Indicated	5,385,000	249	2.75	1.54	43.1	326.5	182.8	66.3	383
	Inferred	180,000	230	4.57	1.22	1.3	18.1	4.8	2.5	426
400 AgEq g/t	Indicated	1,860,000	387	3.62	2.25	23.1	148.4	92.3	33.8	565
	Inferred	105,000	297	5.29	1.46	1	12.2	3.4	1.8	521

Summaries of each hole and their target rationale are provided in the discussion below.

PUD288 was a hole completed in early 2021 in conclusion of a drilling program at the Pero area, southeast of the TVS. This program successfully identified mineralization in that area, including encountering 4 meters of 518 g/t AgEq (PUD286; 393 g/t Ag, 0.88% Pb, 3.79% Zn; see Company’s press release dated January 27, 2021). No significant results are reported from PUD288.

PUD289 was drilled 330 meters north of the western TVS trend to test a shallow IP anomaly. No significant silver mineralization was encountered, and the anomaly was explained by the presence of pyrite in the hole which is a highly chargeable iron-sulphide.

PUD290 was drilled to test an IP anomaly drilling north-to-south in what is called the El Abra area. The El Abra area is host to a weakly mineralized hydrothermal breccia pipe on the property approximately 900 meters north of the TVS on the western side. An IP anomaly at depth was noted as a target that may have represented an increase in the amount of mineralization observed at surface at the noted target depth. The hole encountered 6 meters of weak mineralization from 270 to 276 meters grading of 8 g/t AgEq (1 g/t Ag, 0.04% Pb, 0.15% Zn).

PUD291 was designed to test IP targets on the south portion and directly underneath the El Abra breccia. The first target was projected between 375 and 425 meters, the second target at 575-625 meters The hole encountered silicified pyrite-bearing rocks early in the hole and encountered 24 g/t AgEq mineralization at 391-393 meters (6 g/t Ag, 0.14% Pb, 0.36% Zn) and 51 g/t AgEq at 426 to 428 meters (7 g/t Ag, 0.39% Pb, 0.81% Zn). For the second target, three mineralized intervals were encountered (8 meters from 628-636 meters @ 2 g/t Ag, 0.39% Pb, 0.89% Zn, 16 g/t AgEq; 6 meters from 693-699 meters @ 4 g/t Ag, 0.22% Pb, 0.50% Zn, 31 g/t AgEq; 6.5 meters from 711-717.5 meters @ 10 g/t Ag, 0.29% Pb, 0.56% Zn, 41 g/t AgEq). The hole ended in this mineralization at 717.5 meters.

PUD292 was drilled to test the Pacamayo area (approximately 1.5 km north of the TVS), the most prospective and advanced target of this campaign underneath the northern portion of the San Leon tunnel, which is the adit for the historic Pulacayo mine. This underground area was mapped by Silver Elephant in 2020 which discovered a strong alteration envelope coinciding with chips samples of 0.6-1m intervals that returned high-grade assays of over 1,500 g/t Ag (beyond detection limit), up to 3.1% copper, up to 17.6% lead and up to 6.9% zinc. PUD292 tested an IP target below this zone. A total of 9 mineralized intervals were encountered in the hole with varying amounts of modest grades with the exception of a 2 meter interval of 299 g/t Ag, 0.75% Pb, 0.44% Zn, 310 g/t AgEq from 495-497 meters, nested in a wider interval of 34 meters of 22 g/t Ag, 0.26% Pb, 0.22% Zn, 37 g/t AgEq from 486-520 meters. The hole ended in modest mineralization at 562 meters.

PUD293 and PUD294 were both designed to test IP anomalies in and around the Pero area, below what is believed to be a thrusted block of sandstone. Holes were designed to test several clustered anomalies. PUD293 was abandoned at 233 meters due to ground conditions and tested the shallower portion of this anomaly. Several intervals of mineralization were encountered including 9 meters of 12 g/t Ag, 0.17% Pb, 0.42% Zn, 33 g/t AgEq from 114-123 meters, and 6 meters of 18 g/t Ag, 0.09% Pb, 0.06% Zn, 22 g/t AgEq from 165-171 meters. No significant results are reported from PUD294 which tested the deeper portions of the same anomaly and crossed several smaller anomalies at depth.

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Maps are available at www.silverelef.com

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates, including lab duplicates and standards, are analyzed using scatterplots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation. They are then shipped for analysis to ALS Global laboratories in Lima, Peru. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all the requirements of the International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core were split in half by a diamond-blade masonry saw. One half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. All the core is geotechnically analyzed and photographed and then logged by geologists prior to sampling.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company which also owns 39% of Battery Metals Royalties Corp.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.